Filed by Galena Biopharma, Inc.

pursuant to Rule 425 under

the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b) under

the Securities Exchange Act of 1934, as amended

Subject Company: SELLAS Life Sciences Group Ltd

File No. of Related Registration Statement: 333-220592

105 Madison Avenue, New York, NY, 10016

Tel: 212-929-5500    Fax: 212-929-0308

Email: proxy@mackenziepartners.com

Please Contact MacKenzie Partners Today

To Vote Your Shares!

December 6, 2017

Dear Stockholder:

The Special Meeting of Stockholders (“Special Meeting”) of Galena Biopharma, Inc. (“Galena”), scheduled to be held on December 15th, is now a week away. We at MacKenzie Partners are contacting you as Galena’s proxy solicitor. We have been engaged to assist in gathering the votes for this very important Special Meeting.

The proxy statement/prospectus/consent solicitation statement (“Proxy Statement”) and related Supplement dated November 29th, which explain why we are seeking your approval of a business combination transaction in which the businesses of Galena Biopharma, Inc. and SELLAS Life Sciences Group Ltd. (“SELLAS”) will be combined, were previously delivered to all Stockholders. You should be aware that voting against or abstaining on the proposals set forth in the Proxy Statement may, among other things, prevent the Galena from completing transaction with SELLAS. If the transaction is not completed, Galena may elect to liquidate its remaining assets, which Galena believes would be the worst possible outcome for Galena’s stockholders.

No matter how many shares you hold, your vote is very important. We encourage you to have your voice heard in this important decision regarding your investment.

We are standing by to assist you in quickly and easily voting your shares by phone today, please contact MacKenzie Partners at + 1-212-929-5500 (call collect) or toll-free at 1-800-322-2885 (in North America.). You may also send your voting instructions via email to: proxy@mackenziepartners.com.

Voting will only take a few minutes of your time, but can help save Galena the additional expense of further outreach.

Sincerely,

MacKenzie Partners, Inc.

Call Collect at +1-212-929-5500 or

Toll-Free (in North America) at 1-800-322-2885

Additional Information about the Proposed Merger involving Galena Biopharma, Inc. and SELLAS Life Sciences Group Ltd and Where to Find It

In connection with the proposed merger, Galena and SELLAS have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a final proxy statement/prospectus/consent solicitation statement dated November 6, 2017 and filed with the SEC pursuant to Rule 424(b)(3) on November 8, 2017 (the “final proxy statement/prospectus/consent solicitation statement”). Galena and SELLAS have mailed the final proxy statement/prospectus/consent solicitation statement to their respective stockholders. Investors and stockholders of Galena and SELLAS are urged to read the final proxy statement/prospectus/consent solicitation statement because it contains important information about Galena, SELLAS and the proposed merger. The final proxy statement/prospectus/consent solicitation statement, other relevant materials and any other documents filed by Galena with the SEC (when they become available), may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, copies of the documents filed with the SEC by Galena will be available free of charge on the Galena’s website at www.galenabiopharma.com (under “Investors”—“Financials”) or by directing a written request to: Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, CA 94583, Attention: Investor Relations or by email to: ir@galenabiopharma.com. Investors and stockholders are urged to read the final proxy statement/prospectus/consent solicitation statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.